FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2023

Senstar Technologies Ltd.
(Translation of Registrant’s Name into English)

10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 26, 2023, announcing the retirement of Dror Sharon from the role of CEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd. (Registrant)

Dated January 26, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200
Ramat Gan 5268102, Israel	www.senstartechnologies.com

SENSTAR TECHNOLOGIES ANNOUNCES THE RETIREMENT OF DROR SHARON FROM THE ROLE OF CEO

Ramat Gan, Israel, January 26, 2023 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced that Mr. Dror Sharon, the Company's CEO since June 2018, will retire from his role as the Company's CEO in the next few months

In the interim period, Mr. Sharon will continue to lead the Company and will assist the Company's Board, management, and the new CEO to be appointed by the Board shortly.

Senstar Technologies Chairman of the Board, Mr. Gillon Beck, commented: "In the coming weeks the Board will finalize the selection process of the Company's new CEO, and announce the appointment."

Mr. Beck added, “I would like to thank Dror for his key contributions to Senstar Technologies during his tenure as CEO, leading the Company through the challenging period of global crisis due to the COVID-19 pandemic, the successful divestiture of the Company's projects division and the continuous establishment of Senstar as a global leader in its field. I wish Dror well and much success in his future endeavors.”

Dror Sharon commented: “I am proud to have led Senstar, a company with very strong inherent potential, for nearly five years. Over this time, together with my management team, we have successfully diversified the Company's Products business while completing the divestiture of the Projects division. Additionally, the Company had successfully overcome the COVID-19 crisis. I leave Senstar in a good position and ready for the next step, and I look forward to transferring the responsibility for this excellent company to my to-be-appointed successor.”

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , corrections , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay CFO Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com